ManeGain, Inc.

12400 W. Hwy 71, Suite 350-256

Austin, Texas 78738

March 5, 2017

VIA EDGAR AND FEDERAL EXPRESS

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C. 20549-0303

Re:     ManeGain, Inc.

          Offering Statement on Form 1-A, as ameneded, File No. 024-10612

Dear Ms. Ravitz:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified March 8, 2017 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact our counsel, Erik S. Romberg at (512) 320-9278, for any questions related to our request for qualification.

Very truly yours,

/s/ Jeffrey Fry
Jeffrey Fry, Chief Executive Officer